Exhibit 99.2

“Allotment of Shares

On 24 March 2005 Gallaher Group Plc confirmed the allotment of 7,151 new 10p ordinary shares in the Company in respect of options that have been exercised under the Company’s Savings Related Share Option Schemes. The shares were allotted at the following prices:

2,500 shares at £2.34
4,028 shares at £3.67
508 shares at £4.43
115 shares at £5.59

The total number of Gallaher Group Plc shares in issue now stands at: 655,136,681 shares.”